UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                         --------------------
                            SCHEDULE 14f-1

                         INFORMATION STATEMENT

                    Pursuant to Section 14(f) of the
                     Securities Exchange Act of 1934
                        and Rule 14f-1 thereunder

                         MAS ACQUISITION VI CORP.
                         ------------------------
              (Name of Small Business Issuer in its charter)


                      Indiana                             35-2035070
           -------------------------------           ----------------------
           (State or other jurisdiction of           (I.R.S. Employer
           incorporation or organization)            Identification Number)


           9 Sandpiper Court, Fairview, Queesland, Australia       4870
           -------------------------------------------------    ----------
           (Address of principal executive officers)          (Zip Code)

           Registrant's telephone number, including area code: 61-7-40-331-277
                                                               ---------------


                         --------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
         THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                              INTRODUCTION

  This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change of membership of the Board of Directors of MAS Acquisition VI Corp. (the "Company") as the result of a Stock Subscription Agreement (the "Agreement") between Sir Michael Bromley K.B.E. (Knight of the British Empire) and the Company and a Stock Exchange Agreement (the "Agreement") between the Company and CoalCorp Pty. Ltd. ("Coal"), where 88.65% of Coal was acquired by the Company and the Company has changed its name to Nu Energy Inc.

  NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION
WITH THE RESIGNATION AND ELECTION OF THE DIRECTORS OF THE BOARD. However,
Section 14(f) of the Act requires the mailing to the Company's shareholders of the information set forth in this Information Statement. The Company will notify the shareholder's by filing a Report on Form 8-K with the Securities and Exchange Commission and by mailing this Information Statement to the shareholders.

               BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

  Pursuant to the terms of the Agreement, 23,432,786 shares of Common Stock of Coal shall convert into 1,301,823 shares of Common Stock of the Company at the conversion rate of 18 to 1.

  As a result of the Agreement, the Company has accepted the resignation of the Board of Directors and Officers, as of March 9, 1999, consisting of Aaron Tsai and Chia-Lun Tsai and appointed Gordon N. Subloo, Shane N. Subloo and Robert Dillon.

       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Principle Stockholders

  The following table sets forth certain information as of March 9, 1999 regarding the beneficial ownership of the Company's Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) by each Director and executive officer of the Company and (iii) by all executive officer and Directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


Name and Address              Number of Shares
of Beneficial Owner          Beneficially Owned      Percent of Class
-------------------          ------------------      ----------------
Michael Bromley              6,850,000               71.22%
P. O. Box 557
Goroka, Papua New Guinea

Gordon Neil Subloo (1)         275,001                2.86%
President and Chairman of
the Board of Directors
9 Sandpiper Court
Fairview, QLD, 4870
Australia

Shane Neil Subloo (1)           25,000                  *
Vice-President, Director
9 Sandpiper Court
Fairview, QLD, 4870
Australia

Calamansi Pty. Ltd. (1)        250,000                2.60%
1st Floor
42 McLeod St.
Cairns, QLD 4870
Australia

Noelleen Subloo (1)            275,001                2.86%
9 Sandpiper Court
Fairview, QLD, 4870
Australia

Robert Owen Dillon              15,000                  *
Unit 3, 325 Sheridan Street
Cairns, QLD 4870
Australia

Gordon Sander (2)              855,870                8.90%
P.O. Box 362
Road Town
Tortola
British Virgin Islands

Nancy Sander (2)               855,870                8.90%
P.O. Box 362
Road Town
Tortola
British Virgin Islands

SellCorp Limited (2)           855,870                8.90%
P.O. Box 362
Road Town
Tortola
British Virgin Islands

Aaron Tsai                     950,000                9.88%
c/o MAS Financial Corp.
1710 E. Division St.
Evansville, IN 47711

All Directors & Officers       290,001                3.02%
as a group (5 persons)
---------------------------
* Less than 1%


(1) Mr. Gordon N. Subloo is Mrs. Noelleen Subloo's husband and Shane Neil Subloo's father. Includes 25,000 shares owend by Shane Neil Subloo and 250,000 shares held by Calamansi Pty. Ltd. Mrs. Noelleen Subloo is a Director of Calamansi and a 75% owner of Calamansi Pty. Ltd. Mr. Gordon
N. Subloo is the owner of 25% of Calamansi Pty. Ltd.

(2) Mr. Gordon Sander is the owner of 66.6% of SellCorp. Limited and Mrs. Nancy Sander is the owner of 33.4% of SellCorp. Limited. Mr. Gordon Sander is the husband of Mrs. Nancy Sander.

                DIRECTORS AND EXECUTIVE OFFICERS

  The Company's current Directors and executive officers have resigned. The following persons are the Directors and executive officers of the
Company:


Name              Age       Position
----              ---       --------
Gordon N. Subloo  45        Chairman of the Board of Directors
                            and Chief Executive Officer.

Shane N. Subloo   20        Vice President and Director.

Robert O. Dillion 46        Director and Secretary


  Mr. Gordon N. Subloo became Chairman and Chief Executive Officer of the Company since the merger on March 8, 1999. Mr. Subloo has been Chairman of the Board of Directors and Chief Executive Officer of CoalCorp Pty. Ltd. since January 1997. Mr. Subloo is the Chief Executive Officer of The Hudson Group P/L since January 1971 and Chief Executive Officer of Drensee P/L since April 1993. Mr. Subloo served as Chief Executive Officer of Religh Energy Corporation from January 1992 to August 1997.

  Mr. Shane N. Subloo became Vice President and a Director of the Company since the merger on March 8, 1999. Mr. Subloo has been a Director of CoalCorp Pty. Ltd. since January 1996. Mr. Subloo is serving as I.T. Consultant for Drensee Pty. Ltd. since April 1998.

  Mr. Robert O. Dillion became Director and Secretary of the Company since the merger on March 8, 1999. Mr. Dillon has been a Director of CoalCorp Pty. Ltd. since January 1996. Mr. Dillion is a Director of R O Dillion Accountants since January 1997.

          COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  Mr. Gordon N. Subloo will receive an annual salary of $60,000, Mr. Shane
N. Subloo will receive an annual salary of $25,000 and Mr. Robert O. Dillion will receive an annual salary of $10,000. There are no employment agreements between the Company and its executive officers or directors.

  In addition, the Company may award stock options to key employees, member of management, directors and consultants under stock option programs not yet adopted as bonuses based on service and performance.


                               SIGNATURES

  Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       MAS Acquisition VI Corp.

Date: March 9, 1999                    By: /s/ Gordon N. Subloo
                                       ----------------------------------
                                       Gordon N. Subloo, President and
                                       Chairman of the Board of Directors